United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 10, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

10 September 2024
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 324,643 Ordinary Shares following the exercise of options granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 324,643 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.00	324,643

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 324,643 Ordinary Shares Weighted Average Price: USD $39.00 Aggregated Price: USD $12,661,077.00
e)	Date of the transaction	2024-09-06
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 156,781 Ordinary Shares following the exercise of options on 6 September 2024, partially on a non-discretionary basis to fund the exercise price and tax liability due in respect of the exercise of the options
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.9366	156,781

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 156,781 Ordinary Shares Weighted Average Price: USD $80.9366 Aggregated Price: USD $12,689,321.08460
e)	Date of the transaction	2024-09-06
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 167,862 Ordinary Shares following the exercise of options on 6 September 2024, partially on a non-discretionary basis to fund the exercise price and tax liability due in respect of the exercise of the options
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $81.7663	167,862

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 167,862 Ordinary Shares Weighted Average Price: USD $81.7663 Aggregated Price: USD $13,725,454.65060
e)	Date of the transaction	2024-09-09
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: September 10, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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